Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited condensed consolidated financial statements and their related notes included in this report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in our annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Comparison of Results of Operations for the Six Months Ended June 30, 2026 and 2025

Revenues

	2026	2025	Change in $	Change in %
Revenues	$2,028,128	$21,536	$2,006,592	9,317%

Revenues for the six months ended June 30, 2026 were $2,028,128, compared to $21,536 for the six months ended June 30, 2025, representing an increase of $2,006,592, or 9,317%. The increase was primarily attributable to the new trading business operated through the subsidiary in Japan newly acquired in June 2026.

Operating Expenses

The following table summarizes the operating expenses for the six months ended June 30, 2026 and 2025:

	2026	2025	Change in US$	Change in %
Operating Expenses:
Payroll and payroll taxes	$347,686	$49,737	$297,949	599%
Professional fees	1,107,360	349,532	757,828	217%
Depreciation and amortization	41,635	38,404	3,231	8%
(Reversal of allowance) allowance for CECL - accounts receivable, net	(6,609)	69	(6,678)	(9,678)%
Other general and administrative expenses	197,560	239,199	(41,639)	(17)%
Total Operating Expenses	$1,687,632	$676,941	$1,010,691	149%

Operating expenses for the six months ended June 30, 2026 were $1,687,632, representing an increase of $1,010,691, or 149%, compared to $676,941 for the six months ended June 30, 2025. The increase was primarily attributable to the increase in payroll and payroll taxes and professional fees.

Payroll and payroll taxes were $347,686 for the six months ended June 30, 2026, representing an increase of $297,949, or 599%, compared to $49,737 for the six months ended June 30, 2025. The increase was primarily attributable to increase in headcount due to acquisition of the subsidiary in Japan in June 2026 and the recognition of share-based compensation expenses of $97,020 during the six months ended June 30, 2026. The shares were issued to directors and employees and valued based on the closing market price of the Company’s ordinary shares on Nasdaq or OTCQB on the date of issue. No share-based compensation expense was recognized during the six months ended June 30, 2025.

Professional fees consist primarily of legal, U.S. GAAP audit, consulting, investor relations, and other U.S. SEC filing-related fees. Professional fees were $1,107,360 for the six months ended June 30, 2026, representing an increase of $757,828, or 217%, compared to $349,532 for the six months ended June 30, 2025. The increase in professional fees was primarily attributable to our acquisition transaction of 75% equity interest of a Japan company in June 2026 and increased compliance costs associated with U.S. SEC filing requirements.

Depreciation and amortization expenses totaled $41,635 for the six months ended June 30, 2026, representing an increase of $3,231, or 8%, compared to $38,404 for the six months ended June 30, 2025. The increase was primarily attributable to the amortization charge for intangible assets acquired through acquisition of the subsidiary in Japan in June 2026. As of June 30, 2026, all of the Group’s fixed assets were located either in the United Kingdom or Japan, and no fixed assets remained in China. Currently, the Group has no plan to acquire new assets in China.

As of June 30, 2026, accounts receivable and allowance for CECL were solely related to the trading business in Japan acquired in June 2026. The Group recorded a reversal of allowance for credit losses on trade receivables of $6,609. As of December 31, 2025, the Group had no accounts receivable.

Other general and administrative expenses totaled $197,560 for the six months ended June 30, 2026, representing a decrease of $41,639, or 17%, compared to $239,199 for the six months ended June 30, 2025. The decrease in other general and administrative expenses was primarily attributable to the implementation of cost control measures since 2025, especially for the hotel operations in the United Kingdom.

Net (Loss) Income

	2026	2025	Change in US$	Change in %
Revenues	$2,028,128	$21,536	$2,006,592	9,317%
Operating expenses	1,687,632	676,941	1,010,691	149%
Loss from operations	(1,673,513)	(655,405)	(1,018,108)	155%
Gain (loss) on foreign currency translations	137,213	(142,028)	279,241	N/A	*
Gain on deconsolidation	—	157,555	(157,555)	N/A	*
Gain on valuation of warrants	329,002	770,352	(441,350)	N/A	*
Interest income	56,532	23,938	32,594	N/A	*
Total other income	522,747	809,817	(287,070)	N/A	*
(Loss) income before income tax	(1,150,766)	154,412	(1,305,178)	(845)%
Income tax	2,409	—	2,409	100
Net (loss) income	$(1,153,175)	$154,412	$(1,307,587)	(847)%

* N/A, percentage change is not meaningful

Total other income was $522,747 for the six months ended June 30, 2026, representing a decrease of $287,070 compared to $809,817 for the six months ended June 30, 2025. Other income for the six months ended June 30, 2026 consisted of: (i) foreign currency translation gain of $137,213; (ii) gain from remeasurement of warrant liabilities related to the Company’s September 2024 Series A Warrants of $329,002; and (iii) interest income of $56,532 derived from bank certificate of deposit accounts.

The Company accounts for its outstanding September 2024 Series A Warrants as liabilities on the unaudited condensed consolidated balance sheets. These warrants were measured at fair value upon issuance and subsequently remeasured at each reporting date, with changes in fair value recognized in the unaudited condensed consolidated statements of operations. As of June 30, 2026 and December 31, 2025, there were 16,543 units of September 2024 Series A Warrants outstanding.

Income taxes were charged to the subsidiary operating in Japan newly acquired in June 2026 which was profit making for the six months ended June 30, 2026. Income tax expenses totaled $2,409 for the six months ended June 30, 2026. The Group had no income tax expenses for the six months ended June 30, 2025.

Net loss was $1,153,175 for the six months ended June 30, 2026, compared to net income of $154,412 for the six months ended June 30, 2025. The increase in net loss was primarily attributable to the increased operating expenses and income tax and reduced other income.

B.	Liquidity and Capital Resources

Our principal sources of cash were revenues from the hotel and rental business operating in the UK and the trading business operating in Japan.

Most of our cash resources were used to fund our revenue related expenses, such as purchase of goods and staff costs, daily administrative expenses, and the maintenance of regional offices.

As of June 30, 2026, we had cash and cash equivalents of $5,363,207.

The following table sets forth a summary of changes in our working capital as of June 30, 2026 and December 31, 2025:

Working Capital	2026	2025	Change in $	Change in %
Total current assets	30,763,613	837,297	29,926,316	3,574%
Total current liabilities	25,201,537	379,582	24,821,955	6,539%
Working Capital	$5,562,076	$457,715	$5,104,361	1,115%

Working capital was $5,562,076 as of June 30, 2026, representing an increase of $5,104,361, or 1,115%, compared to $457,715 as of December 31, 2025.

As of June 30, 2026, total current assets were $30,763,613, an increase of $29,926,316, or 3,574%, compared to $837,297 as of December 31, 2025. The increase was primarily attributable to higher cash balance and accounts receivable, which mainly resulted from expanded operation from trading business in Japan.

Total current liabilities were $25,201,537 as of June 30, 2026, representing an increase of $24,821,955, or 6,539%, compared to $379,582 as of December 31, 2025. The increase was primarily attributable to higher accounts payable resulted from expanded operation from trading business in Japan.

The September 2024 Series A Warrant liabilities represent non-cash accounting liabilities measured at fair value in accordance with applicable accounting guidance and do not constitute obligations that will require the use of the Company’s cash resources.

The following table summarizes the activity and fair value of the September 2024 Series A Warrants for the six months ended June 30, 2025 and 2026.

	Units	FMV
Balance at December 31, 2024	18,258	$1,424,932
Exercise of Series A Warrants - 2025	(1,715)	(126,180)
Re-measurement adjustment	—	(770,352)
FMV of Series A Warrants at June 30, 2025	16,543	$528,400

	Units	FMV
Balance at December 31, 2025	16,543	$333,657
Re-measurement adjustment	—	(329,002)
FMV of Series A Warrants at June 30, 2026	16,543	$4,655

Public Offering on February 11, 2026

On February 11, 2026, the Company closed an underwritten follow-on offering of 122,286 units, with each unit consisting of (i) one Class A Ordinary Share and (ii) one February 2026 Series A Warrant at a public offering price of $49.00 per unit, for aggregate gross proceeds of approximately $6 million, before deducting underwriting discounts and offering expenses. The Company received net proceeds of approximately $5.44 million at closing.

Public Offering on March 2, 2026

On March 2, 2026, the Company closed a registered direct offering and issued and sold 702,858 Class A Ordinary Shares of the Company, par value $0.875 per share, to certain institutional investors at a purchase price of $3.55 per share. The Company received net proceeds of approximately $2.17 million at the closing.

Management believes that the Company’s current cash position, together with other components of working capital, and the proceeds from the offerings successfully closed on February 11, 2026 and March 2, 2026, will be sufficient to support its operations and meet its obligations as they become due for at least the next 12 months from the date of issuance of this report. This assessment is based on current operating plans and assumptions, and there can be no assurance that such plans will be successfully executed.

Cash Flows

Because the exchange rate conversion is different for the condensed consolidated balance sheets and the condensed consolidated statements of cash flows, the changes in assets and liabilities reflected on the condensed consolidated statements of cash flows are not necessarily identical to the comparable changes reflected on the condensed consolidated balance sheets.

Cash flows results for the six months ended June 30, 2026 and 2025 are summarized as follows:

	2026	2025
Net cash (used in) operating activities	$(2,867,927)	$(804,885)
Net cash (used in) investing activities	(508,710)	(41,034)
Net cash provided by financing activities	8,030,802	324,000
Effect of exchange rate changes on cash and cash equivalents	8,563	1,185
Net increase (decrease) in cash and cash equivalents	$4,662,728	$(520,734)

Operating activities

Net cash used in operating activities for the six months ended June 30, 2026 was $2,867,927. This primarily consisted of a net loss of $1,153,175, non-cash negative adjustments of $332,689, and a net negative change in operating assets and liabilities of $1,382,063. The non-cash adjustments were primarily attributable to a gain on fair value remeasurement of warrant liabilities of $329,002 and a gain on foreign currency translation of $137,213, partially offset by other non-cash items. Changes in operating assets and liabilities included mainly an increase in accounts receivable of $660,907, which was offset by decrease in prepayments of $338,573, other receivables of $1,025,553 and accrued expenses and other payables of $655,442.

Net cash used in operating activities for the six months ended June 30, 2025 was $804,885. This consisted of a net income of $154,412, non-cash negative adjustments of $747,406, and a net negative change in operating assets and liabilities of $211,891. The non-cash adjustments were primarily attributable to a gain on fair value remeasurement of warrant liabilities of $770,352 and a gain on deconsolidated of $157,555, partially offset by other non-cash items. Changes in operating assets and liabilities included mainly decrease in accounts receivable of $19,612, prepayments of $154,566, other receivables of $31,464 and accrued expenses and other payables of $10,483.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2026 and 2025 were $508,710 and $41,034, respectively.

The purchases of property and equipment for the six months ended June 30, 2026 and 2025 were $488,640 and $40,916, respectively.

The purchases of intangible assets for the six months ended June 30, 2026 and 2025 were $38,585 and $Nil, respectively.

In June 2026, the Group completed the acquisition of 75% equity interest in Mirai Co., Ltd. (株式会社みらい) (“Mirai”) which had cash and cash equivalents of $18,515.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2026 and 2025 were $8,030,802 and $324,000, respectively.

The Company issued 1,801,377 ordinary shares during the six months ended June 30, 2026, resulting in gross proceed of $8,030,802 to the Company.

In February 2025, 1,715 units of September 2024 Series A Warrants were exercised at a price of $189 per unit, resulting in gross proceed of approximately $324,000 to the Company.

Capital Expenditures

We incurred capital expenditures of $527,225 and $40,916 for the six months ended June 30, 2026 and 2025, respectively. The capital expenditures were primarily related to the improvements and renovations of premises.

Contractual Obligations

As of June 30, 2026 and December 31, 2025, the Company had 16,543 units of September 2024 Series A Warrants outstanding, which were issued in connection with the private placement completed on September 18, 2024. The Company classifies these outstanding warrants as liabilities on the condensed consolidated balance sheet due to their derivative characteristics. The warrants are initially measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the condensed consolidated statement of operations. As of June 30, 2026 and December 31, 2025, the fair values of the warrants liabilities were $4,655 and $333,657, respectively. The September 2024 Series A Warrants are set to expire on March 20, 2028.

Commitments

On January 30, 2024, MDJM, through its subsidiary Fernie Castile Culture Limited (“FCC”), entered into a service agreement with a third-party consultant, who is a scholar (“Scholar”). Under the terms of the agreement, the Scholar will utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company has agreed to issue its ordinary shares to the Scholar in the following stages: (i) 27 shares (representing 0.2% of MDJM’s equity based on a total of 13,344 shares outstanding at December 31, 2023) upon signing the agreement; (ii) 27 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project at Fernie Castle, and commencement of construction; (iii) 27 shares within one year following the second issuance of shares; and (iv) 27 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide the Scholar with a three-month notice. On May 14, 2024, the Company issued 27 shares to the Scholar as the agreed-upon first-stage compensation.

On August 5, 2024, MDJM, through its subsidiary FCC, entered into a service agreement with a second scholar (“Scholar II”), who will also act as third-party consultant to the Company. Under the terms of the agreement, Scholar II will also utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its ordinary shares to Scholar II in the following stages: (i) 27 shares (representing 0.2% of MDJM’s equity based on a total of 13,344 shares outstanding at December 31, 2023) upon signing the agreement; (ii) 27 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project at Fernie Castle, and commencement of construction; (iii) 27 shares within one year following the second issuance of shares; and (iv) 27 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide Scholar II with a three-month notice. On August 26, 2024, the Company issued 27 shares to Scholar II as the agreed-upon first-stage compensation.

On July 15, 2025, the Company entered into an Architectural Design Service Agreement with KENGO KUMA & ASSOCIATES, INC. for the Fernie Castle Oriental Landscape Project in Scotland. Under the agreement, the architect will provide concept design services for the renovation of the castle, as well as for the landscape, garden, museum, and lodging components. The total fixed design fee is approximately $360,000 (JPY58,000,000), payable in installments of 20% upon execution of the agreement, 30% upon midterm presentation, and 50% upon completion of the concept design phase. Reimbursable expenses, including travel costs, are payable separately. The agreement has an 18-month term and is governed by the laws of Scotland. As of June 30, 2026, the Company had paid approximately $178,000 (JPY29,000,000).

On November 10, 2025, the Company entered into an International Production Service Agreement with ABANO PRODUCIÓNS S.L. for the animated short film Journey to the West. Under the agreement, the service provider will perform scriptwriting, graphic development, animation production, dubbing, soundtrack creation, and related technical services. The Company agreed to pay fixed fees of approximately $13,000 (10,000 Euros, excluding VAT) for scriptwriting and approximately $4,000 (3,000 Euros, excluding VAT) for graphic style development. The overall production budget is currently estimated to range from approximately $282,000 to $417,000 (210,000 to 310,000 Euros). The service provider is required to perform its services in accordance with an agreed-upon budget and production schedule, and any budget overruns require prior written approval from the Company. All intellectual property rights in the resulting work product will be exclusively owned by the Company. The agreement is governed by the laws of England and Wales.

On November 20, 2025, the Company entered into a development and co-production agreement with H5 S.A.R.L. for an animated short film project. Under the agreement, the Company committed to fund development costs of approximately $34,000 (25,000 Euros, excluding VAT), payable in installments upon achievement of specified development milestones. Following completion of development and mutual approval to proceed to production, the Company will provide production financing, with an estimated budget ranging from approximately $336,000 to $403,000 (250,000 to 300,000 Euros). Net revenue from exploitation of the film will be shared 70% to the Company and 30% to H5, while derivative revenue will be shared 85% to the Company and 15% to H5. The agreement has a term of 10 years from the first public screening and is governed by French law. As of June 30, 2026, the Company had paid approximately $14,000 (12,500 Euros) toward development costs.

The Group did not have any other significant commitments or long-term obligations as of June 30, 2026.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

For the six months ended June 30, 2026 and 2025, we did not spend funds on research and development.

Intellectual Property

The Company is developing animation and other creative works and holds intellectual property rights in certain materials developed to date. As of June 30, 2026, the Company did not hold any registered trademarks. Certain trademark applications relating to Fernie Castle were approved subsequent to June 30, 2026 and prior to the date of this report.

D.	Trend Information

Factors Affecting Our Results of Operations

Our operating results through the operating subsidiaries in the UK are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of the UK, supply of and demand for housing and other types of property in local markets, entry barriers and competition from other real estate services companies, and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect the results of the UK subsidiaries; the number of customers visiting the hotels and other properties managed by them and otherwise adversely affect their results of operations. Our operating results are more directly affected by company-specific factors, including the UK subsidiaries’ revenue growth and ability to effectively manage their operating costs and expenses.

Our operating results through the operating subsidiary in Japan are subject to general conditions typically affecting the local product trading industry, including changes in governmental policies and laws affecting the tax imposed on sales and purchases of goods, import restriction, supply of and demand for our products in local markets, consumption power of customers, entry barriers and competition from other companies, and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect the results of Mirai. Our operating results are more directly affected by company-specific factors, including Mirai’s revenue growth and ability to effectively manage its operating costs and expenses.

Economic and Political Risks

Our current operations are conducted through the operating subsidiaries in the UK and in Japan. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the UK and Japan.

Our results may be affected by changes in the political and social conditions in the UK and Japan, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

E.	Critical Accounting Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the condensed consolidated financial statements include useful lives and valuation of long-lived assets, allowance for CECL - accounts receivable, valuation allowance on deferred tax, valuation on stock-based compensation and valuation on derivative liabilities.